3303 Monte Villa Parkway, Suite 310 Bothell, WA 98021 USA T: 425.402.1400 | F: 425.402.1433 www.BioLifeSolutions.com

July 24, 2009

Via EDGAR and Overnight Mail

Ms. Kate Tillman

Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:  BioLife Solutions, Inc. (File No. 000-18170)

Form 10-K for the Fiscal-Year ended December 2008 – Filed March 31, 2009

Form 10-Q for the Fiscal-Quarter ended March 31, 2009

File No. 000-18170

Dear Ms. Tillman:

On behalf of BioLife Solutions, Inc., (“BioLife” or the “Company”), set forth below are BioLife’s responses to the comments set forth in your letter dated June 4, 2009 relating to BioLife’s Form 10-K for the fiscal year ended December 31, 2008, and Form 10-Q for the fiscal quarter ended March 31, 2009.  Each comment from that letter is set forth below in italics and is followed immediately by BioLife’s response.

Form 10-K for the Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 20

1.  Your disclosure on page 20 referring to the lack of a testing phase of the operating effectiveness of your internal controls as well as the discussions indicating that the company will be able to provide a full and complete evaluation of the effectiveness of its internal control over financial reporting in its Form 10-K filing for the year ending December 31, 2009, appear to indicate that your management has not completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

the Commissions release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final /2007/33-8809.pdf;

the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at: http://www.sec.gov/rules/interp/2007/33-8810.pdf; and

the “Sarbanes-Oxley Section 404 – A guide for Small Business” brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please evaluate whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and, as appropriate, revise your conclusion of the effectiveness of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.  In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterps.htm, failure to file management’s report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

To further clarify the Company’s disclosure on page 20 of its Form 10-K filing for the period ended December 31, 2008, please note that management did assess its internal controls over financial reporting (ICFR) for the period ended December 31, 2008, and found no material weakness.  Management’s assessment of the operating effectiveness of ICFR was primarily based on management’s daily interaction with its controls, consistent with Securities Release Act 8010/Financial Reporting Release 77.

The Company’s comments with respect to the completion of a testing phase were intended to communicate management’s intent to implement a more rigorous, independent and objective testing program in order to support its conclusion of its ICFR in light of the future attestation requirements by its registered independent public accounting firm for the period ending December 31, 2009.  In an effort to provide cautious and conservative disclosure, management concluded that its ICFR was not effective based on the fact that management had not performed the more independent or rigorous testing it expects to implement, and that such testing might in fact result in the identification of a material weakness in the future.  Based on the Staff’s comments, the Company acknowledges that its attempt to provide additional cautionary disclosure may have inadvertently resulted in a somewhat confusing and contradictory conclusion as to the effectiveness of its ICFR as of December 31, 2008.

The Company proposes that it amend its disclosure on page 20 of its Form 10-K filing for the period ended December 31, 2008 to clarify that as of December 31, 2008, management’s assessment of its ICFR resulted in a conclusion that its ICFR was effective.  In addition, the Company would propose adding additional, but more precise cautionary language with respect to the possibility that a more rigorous and independent testing phase may identify a material weakness.  Based on the foregoing explanation, management does not believe that its conclusion regarding the effectiveness of the Company’s disclosure controls and procedures at December 31, 2008 should be modified.  See Exhibit A.

2.  Further, please note that under Item 308T(a)(3), you must disclose any material weakness in your internal control over financial reporting.  As such, management must complete its assessment of internal control over financial reporting as of December 31, 2008 in order to be able to identify and disclose those material weaknesses.

Management’s assessment of internal controls over financial reporting as of December 31, 2008 did not identify any material weaknesses. The Company’s response to Question 1 above attempts to clarify the situation in this regard.

3.  Please amend the filing to include the statement required by paragraph (a)(4) of Item 308T regarding the attestation report of the registered public accounting firm.

The Staff’s comment is noted and the company will file an amended Form 10-K for the period ended December 31, 2008 which includes the statement required by paragraph (a)(4) of Item 308T regarding the attestation report of the registered public accounting firm.  See Exhibit A.

Financial Statements

Note 1. Organization and Significant Accounting Policies, page F-7

4. In future filings please include any disclosure required by paragraph 40(c) of SFAS 128 related to securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS because to dos so would have been antidilutive for the periods presented.

In future filings, the company will disclose the number and type of securities that could potentially dilute any future basic EPS in accordance with paragraph 40(c) of SFAS 128.

Note 2. Financial Condition, page F-10

5.  In future filings please clarify your disclosure to refer to substantial doubt about the company’s ability to continue as a going concern.

In future filings, we will include the words “substantial doubt” when referencing the company’s ability to continue as a going concern.

Note 6.  Stockholder’s equity, page F-13

Note

6.  We note that you have warrants outstanding.  Please tell us and in future filings please disclose your accounting policy for the acquisition of goods or services other than employee services in share-based payment transactions and include any disclosures required by paragraph 65 of SFAS 123R.  Refer to EITF 96-18.

In the event that the company entered into any share-based payments transactions for goods or services other than employee services, such transactions would be accounted for in accordance with SFAS 123R and EITF 96-18 including determining the fair value of the shares or warrants used as consideration in accordance with SFAS 123R as the value of the equity instruments is usually more readily determinable.  The company has not entered into any share-based payment transactions other than with employees and directors of the company during the periods covered by Form 10-K filing for the fiscal-year ended December 31, 2008, however, the Staff’s comment is noted and the company will include disclosure in future filings to be consistent with the foregoing.

7. In future filings please disclose how you determined your volatility and risk free rate consistent with paragraph A240(e)(2) of SFAS 123R.

In future filings, the company will disclose how it determined the volatility and risk free rate in accordance with paragraph A240(e)(2) of SFAS 123R.

Note 9. Concentration of Risk, page F-17

8.  In future filings please disclose the total amount of revenues from each external customer whose revenues represent 10 percent or more of your revenues consistent with paragraph 39 of SFAS 131.

In future filings, the company will disclose the total amount of revenue from each external customer whose revenue represents 10% or more of our total revenue, consistent with paragraph 39 of SFAS 131.

Exhibit 31

9.  We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  This comment also applies to your Form 10-Q for the fiscal quarter ended March 31, 2009.  Accordingly, please file amendments to both the Form 10-K and Form 10-Q.

The Staff’s comments are noted and the company has corrected the Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K.  The revised certifications will be included in the amendments the company will file to the Form 10-K filing for the period ended December 31, 2008 and the Form 10-Q filing for the period ended March 31, 2009.   See Exhibit B.

10.  We note that you replaced the word “registrant” with “small business in paragraphs 3, 4(a), 4(c), 4(d), 5, 5(a) and 5(b) of the certifications.  We also note that you added the word ‘I’ at the end of paragraph 4.  When you amend your filing, please also revise the certifications to present them in the exact form as set forth in Item 601(b)(31) of Regulation S-K.  Further, please ensure that all certifications, including the Section 906 certification furnished in accordance with Item 601(b)(32) of Regulation S-K, refer to the proper report type (i.e., Form 10-K) and period.

The Staff’s comments are noted and the company has replaced the word “registrant” for any reference to “small business issuer in Exhibit 31 of its Form 10-K filing for the period ended December 31, 2008.  In addition, the company has corrected the report type and period in the Section 906 certification.  These changes will be included in the amendments to the company’s Form 10-K filing for the period ended December 31, 2009.  See Exhibit B.

Form 10-Q for the Fiscal Quarter ended March 31, 2009.

Item 4T. Controls and Procedures, page 11

11.  We note your disclosure that your Chief Executive/Chief Financial Officer believes that your controls and procedures are effective “to ensure that it is able to collect, process and disclose the information required to be disclosed in the reports that are filed with the SEC within the required time periods.”  The language that is currently included after the word effective in your disclosure appears to be superfluous, since the meaning of disclosure controls and procedures is established by Rule 13a-15(e) of the Exchange Act.  Please remove the language in your future filings, including any amendments, or revise the disclosure in those filings so that the language that appears after the word effective is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).

The Staff’s comment is noted and we have removed the language “to ensure that it is able to collect, process and disclose the information required to be disclosed in the reports that are filed with the SEC within the required time periods”, from the proposed amendments to the company’s Form 10-Q filing for the period ended March 31, 2009, and will also not include it in any future filings.  See Exhibit C.

Exhibit 32

12.  We note that your Section 906 certification furnished in accordance with Item 601(b)(32) of Regulation S-K improperly refers to the period ended September 30, 2008.  Please file an amendment to your Form 10-Q that includes the entire filing together with a Section 906 certification that refers to the proper March 31, 2009 period.

The Staff’s comments are noted and the company has corrected the Section 906 certification, and will amend its Form 10-Q filing for the period ended March 31, 2009, to reflect this change.  See Exhibit D.

In accordance with the request in your letter, the Company acknowledges that a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and, c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at 425-402-1400.

Very truly yours,

 /s/ Mike Rice

Mike Rice

Chief Executive Officer and Chief Financial Officer

EXHIBIT A

ITEM 9A.

CONTROLS AND PROCEDURES

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Its internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. This process includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the internal control over financial reporting to future periods are subject to risk that the internal control may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company’s management conducted an evaluation of the design effectiveness of its internal control over financial reporting based on the framework in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), as of December 31, 2008.   This design review of the control environment consisted of a top-down approach to risk assessment according to principles as provided for by SEC guidance and did not identify any material weaknesses.   The Company evaluated the effectiveness of its internal controls over financial reporting based primarily on management’s daily interaction with its control environment. Based on our assessment, we conclude that as of December 31, 2008 our internal control over financial reporting was  effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

In anticipation of the attestation requirements of the Company’s registered public accounting firm regarding internal control over financial reporting for the period ending December 31, 2009, the Company’s management intends to implement a more independent and formal program to test the effectiveness of its internal control over financial reporting in the latter half of 2009.  It is possible that this enhanced testing could identify a material weakness, which would result in a conclusion that the Company’s internal control over financial reporting is not effective.

EXHIBIT B

EXHIBIT 31

CERTIFICATION

I, Michael Rice, certify that:

1.  I have reviewed this annual report on Form 10-K of BioLife Solutions, Inc.;

2.  Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.  Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.  I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under my supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)  Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.  I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)  All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)  Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: July 24, 2009

/s/Michael Rice
Michael Rice
Chief Executive Officer and
Chief Financial Officer

EXHIBIT C

Item 4T.

Controls and Procedures

The Company maintains disclosure controls and procedures designed to ensure that it is able to collect the information required to be disclosed in the reports that are filed with the SEC, and to record, process, summarize and disclose this information within the time periods specified in the rules of the SEC. Based on an evaluation of its disclosure controls and procedures as of the end of the period covered by this report conducted by its management, with the participation of the Company’s Chief Executive/Chief Financial Officer, the Chief Executive/Chief Financial Officer believes that these controls and procedures are effective.

There were no changes in the Company’s internal control over financial reporting during the first quarter of fiscal 2009 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

EXHIBIT D

EXHIBIT 32.1

CERTIFICATION OF PERIODIC REPORT

I, Michael Rice, Chief Executive Officer and Chief Financial Officer of BioLife Solutions, Inc. (the “Company”), certify, for the purposes of section 1350 of chapter 63 of title 18 of the United States Code, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to his knowledge, the Quarterly Report on Form 10-Q for the period ended     March 31, 2009 fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that the information contained in such report fairly presents, in all material respects, the financial condition and results of operation of the Company. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to such Form 10-Q. A signed original of this statement has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Dated: July 24, 2009

/s/ MICHAEL RICE
Michael Rice
Chief Executive Officer and
Chief Financial Officer